Exhibit 99.1

Itaú Unibanco Holding S.A.

CNPJ. 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

Announcement to the Market

Trading of Own Shares for Treasury
Month: October 2018

1.	We inform the capital market agents that, during October 2018, Itaú Unibanco did not purchase its own shares for treasury stock.

2.	In October, Itaú Unibanco reallocated in the market the amount of 1,586,863 preferred shares under Long-term Incentive programs.

3.	Historical information regarding purchase of own shares for treasury stock is available on the Company's Investor Relations website (www.itau.com.br/investor-relations).

São Paulo-SP, November 12, 2018.

ALEXSANDRO BROEDEL
Group Executive Finance Director and Head of Investor Relations